April 27, 2007

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE»   «AZIP»

Dear «SALUTATION»:

The first quarter of 2007 got off to a strong start in our small and large cap products, on both an absolute and relative performance basis.   First quarter and long-term results are as follows:

Fiduciary Management, Inc. - Small Cap Equity Composite                 Annualized Returns - As of March 31, 2007
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
	QE 03/31/07	1 Year	3 Years	5 Years	10 Years	Since Inception
Fiduciary Small Cap Equity	5.66%	14.62%	17.03%	13.77%	13.86%	16.18%
Russell 2000 Index	1.95%	5.91%	12.00%	10.95%	10.23%	12.32%
Inception:   01/01/1980

Fiduciary Management, Inc. - Large Cap Equity Composite                 Annualized Returns - As of March 31, 2007 ________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
	QE 03/31/07	1 Year	3 Years	5 Years	Since Inception
Fiduciary Large Cap Equity	1.92%	14.77%	14.35%	11.49%	13.40%
Standard & Poor’s 500 Index	0.64%	11.82%	10.06%	6.27%	2.92%
Inception:   12/31/2000

Our small cap portfolio continued to benefit from robust acquisition activity.   In 2006, six of our companies were acquired at an average premium of 28%.   Thus far in 2007, Investors Financial was acquired by State Street Bank; Paxar, by Avery Dennison; Global Imaging, by Xerox; and ServiceMaster, by Private Equity Buyer ( Clayton, Dubilier & Rice ), at an average premium of 29%.   As witnessed, the types of firms in which we invest have attributes that are consistent with those that private equity buyers look for in their investments.

As you may recall, each quarter, we compose our Investment Strategy Outlook letters for both our large and small cap products, which I have enclosed for your review.   Merger and acquisition activity by both strategic and financial buyers continues to be robust across all market cap categories, and prices have moved up significantly over the last several years.   That activity should remain robust, as long as credit is cheap and readily available – which it certainly is today.   When those two phenomena change, however, the ball game will most likely change significantly, and poorly conceived and structured transactions will suffer, as has been true with past market cycles.

I am also enclosing two items from Morningstar, on our FMI Large Cap Fund.   The first gives you a brief update from Kerry O’Boyle on the Fund, and the second is a discussion of the inclusion of the FMI Large Cap Fund in the prestigious Morningstar “Focused 10” group.   The Fund continues to achieve Morningstar’s highest Five-Star rating, and has been in the top 10% of MorningStar’s Large Blend Category since its inception.

In the meantime, we feel that both our small and large cap portfolios, have very strong and solid companies that we would categorize as attractively priced today.   As always, we welcome the opportunity to chat with you if either of our portfolios fit your investment needs.

Sincerely,

/s/ Ted D. Kellner

Ted D. Kellner, CFA
Chairman & Chief Executive Officer

/pmh

Enclosures

 100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook - Large Cap Equity
Quarter Ended March 31, 2007

April 2, 2007
Client portfolios appreciated approximately 2% in the quarter, compared to roughly 1% for the benchmark Standard & Poor’s 500 Index.   Being underweight in the financial group and overweight in the distribution sector both contributed to positive performance.   Commercial and consumer services lagged in the period.

Deals, deals, deals!   According to the Wall Street Journal, first quarter transactions totaled $1.1 trillion worldwide, up 27%, and domestic deals grew 32% to $439 billion.   The number and dollar value of transactions have expanded for five years and the growth rate appears to be accelerating.   We do not know when this deal rush will end, but frenzies usually spike before they fall.   The Nikkei in 1989, and the Nasdaq in 2000 had similar profiles.   We move closer to the end of this cycle with each spectacular deal announcement; today it was a $20 billion bid from Kohlberg Kravis Roberts (KKR) for First Data at over 13 times enterprise value-to-earnings before interest, taxes, depreciation and amortization (EV/EBITDA).

Although the mergers and acquisitions market feels like a bubble today, we remember how long it took the technology stock bubble to burst in the late 1990s.   Valuations that were extreme became absurd, and the game lasted at least two years longer than we ever thought possible.   Having just read that deflation is back in Japan, and noting that the Two-Year Japanese Treasury is priced to yield .835% (decimal to the left of the eight), the carry-trade that fuels this mania appears to be going strong.

Debt is dirt cheap in Japan, and nearly everywhere there is enormous liquidity that, in the words of the managing director of one of the largest private equity firms in the world, “…has enabled us to do transactions that were previously unimaginable.” In a memorandum to all of this firm’s investment professionals, he goes on to say, “Frankly, there is so much liquidity in the world financial system that lenders (even our lenders) are making very risky credit decisions.” He adds, “…most investors in most asset classes are not being paid for the risk being taken.” While he states that the liquidity period could last another 12-24 months, he concedes, “And I know that the longer it lasts, the worse it will be when it ends.”

One can feel his discomfort as he instructs his troops on how to structure deals in this environment.   But honestly, what you have here is a titan of the private equity universe more or less admitting that the situation today is tantamount to a game of musical chairs.   He knows the game and knows it will end badly, but can’t quite bring himself to quit early.   At least the parting advice to his people included the phrase, “be careful.”

Another topic currently receiving airtime is the sub-prime mortgage debacle.   Our letters foreshadowed problems in the housing market for more than a year.   There is a certain amount of guttural satisfaction in seeing risky stocks get slammed, however, nobody is immune if the sub-prime problems are the first sequence in a nasty credit cycle or “financial contagion.” We have alerted our clients repeatedly about the vast, rapidly-growing and difficult-to-grasp derivative market that could buckle under certain circumstances, but as long as the economy remains reasonably healthy -- especially with respect to employment -- the sub-prime issue is unlikely to spread.   The real negative housing story begins with higher unemployment, and that is not visible at this point.

As a reminder, it is our practice with our letters following the March and September quarters to make a few brief comments before highlighting a number of investments, while our letters following the quarters ending June and December discuss the economy and the stock market in greater detail.

General Electric Corporation

Description
General Electric (GE) is one of the largest and most diversified industrial manufacturing and financial corporations in the world.   Products include aircraft engines, locomotives, power generation equipment, transmission and distribution equipment, medical diagnostic devices, bioscience assays, engineered materials, lighting and appliances.   Services include engineering, installing, rebuilding, maintaining, repairing and financing.   GE Capital offers a broad array of financial services including consumer and commercial financing, leasing, real estate financing, asset management and mortgage lending.   GE also owns NBC Universal, a leading provider of entertainment services.

Good Business

  The company is number one or number two in nearly all of its businesses.
  GE has unparalleled global breadth and diversification.
  GE has actively increased recurring revenues across their business lines, resulting in a far less cyclical enterprise compared to a decade ago.
  The return on invested capital (ROIC) comfortably exceeds the cost of capital.
  Most of GE’s products provide tangible economic value for customers and can generally be described as necessities rather than “wants” or luxuries.
  The products and services are relatively easy to understand.
  The company is rated AAA by Standard & Poor’s.

Valuation

  On a price-to-earnings (P/E) basis, the stock is less than 16 times earnings.   The 10-year mean P/E range is 16-33.
  The book multiple is 3.2, in a 10-year range of 3.1-7.8.
  The price-to-sales ratio is 2.2 compared to the 10-year range of 2.0-3.5.
  The stock trades in line with comparable companies, weighted for GE’s industrial/financial mix of 60/40.
  The dividend yield of 3.2% is near a 15-year high.

Management

  Jeffrey Immelt, 50, has been Chairman and Chief Executive Officer since 2001.   He has changed the business mix significantly following Jack Welch.   Nearly all of the insurance businesses were divested and several large health care acquisitions were consummated.   In addition to heavy mergers and acquisitions (M&A) activity, Immelt has reinvigorated internal growth and made the company less cyclical.
  GE has a highly-regarded management development program.   GE business unit leaders are considered to be among the best by analysts, competitors and executive recruiters.

Investment Thesis

GE began the decade with an unsustainably high P/E ratio of 45.   Moreover, the mix of business was more capital-intensive and less predictable.   The transformation of the business has been painful to stockholders.   Today, the stock reflects worries about the relatively high financial services exposure, abnormally low tax rate, NBC and recession.   Although we continue to have some concerns about the financial portfolio, the overall financial strength and diversity of the company is unparalleled.   GE is one of only five U.S. companies with a Standard & Poor’s AAA rating.   GE’s core competencies are in areas of great need on a worldwide basis, from electricity production to transportation to health care.   This blue chip enterprise now carries a pedestrian multiple.

Below we discuss one of our holdings in a slightly different format.   Tyco will be splitting into three companies during the second quarter.   We’ve summarized what to expect and our opinion of each segment.

Tyco International, Ltd.

Tyco is a $40 billion diversified manufacturing and service company that operates in four businesses: Electronics (31% of revenue), Fire & Security (29%), Healthcare (23%), and Engineered Products & Services (17%).   Tyco is in the process of splitting itself up via the tax-free spin-off to shareholders of its Electronics and Healthcare businesses.

Management has taken this step so that each of the individual businesses can move faster and more aggressively by pursuing their own growth strategies as independent entities, thereby ultimately creating more value for shareholders.   The separation is likely to occur in late May or June.   What we decide to do with the individual stocks depends on the valuation that is accorded to each of the respective businesses by the stock market; it is possible that we will retain all three companies.

With net sales of approximately $12.7 billion in fiscal 2006, Tyco Electronics is one of the world’s largest suppliers of passive electronic components, such as connectors and circuit protection devices.   Leading brands include AMP and Raychem.   The business has exposure to myriad end markets including auto, appliances, computers, consumer electronics, and telecommunications.   Comparables in the marketplace include Molex and Amphenol.   Tom Lynch will lead Tyco Electronics following the spin-off.   This is a strong franchise with solid margins and above-average long-term growth prospects.

Tyco Healthcare, which will be renamed Covidien following the spin-off, had net sales of approximately $9.6 billion in fiscal 2006.   Covidien is a global leader in developing, manufacturing, and distributing medical devices and supplies, diagnostic imaging agents, and pharmaceuticals for use in clinical and home settings.   Well-respected brands include Kendall, Mallinckrodt, and U.S. Surgical.   Competitors vary by segment, but include Bard, Johnson & Johnson, Becton Dickinson and 3M.   Rich Meelia will lead Covidien following the spin-off.   This stock could garner a disproportionate share of attention as a stand-alone entity.   Strong recurring revenue and relatively high margins characterize this segment.

What remains of Tyco following the spin-offs is to be known as Tyco International.   The company, which had net sales of $18.7 billion in fiscal 2006, is a leading global provider of electronic security, fire and safety services and products, valves and controls, and other industrial products.   Leading brands include ADT and SimplexGrinnell.   Brinks is a distant second to ADT in security monitoring, and a host of niche players compete in the other areas.   Current Tyco Chief Executive Officer Ed Breen will lead Tyco International following the spin-off.   Given the lagging results at ADT in recent years, it is conceivable that the market will underappreciate this stock.   There is tremendous latent earning power at ADT and a turnaround may already be underway.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-03/31/2007
Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$3.6	$1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$14.0	$1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$20.8	$2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$48.9	$3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$192.2	$3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$491.0	$3,589.4	13.68%
Q1 2007**	1.92	1.87	0.70	65	0.13	$633.9	$3,856.4	16.44%
*Benchmark: S&P 500 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 12/31/2006. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 12/31/2006.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.8 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.
Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000			0.65%
$25,000,001-$50,000,000			0.55%
$50,000,001-$100,000,000			0.45%
$100,000,001 and above			0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook - Small Cap Equity
Quarter Ended March 31, 2007

April 2, 2007
Client portfolios appreciated approximately 5% in the quarter, compared to roughly 2% for the benchmark Russell 2000 Index.   Being underweight in the financial group and overweight in the distribution sector both contributed to positive performance, as did having four stocks subject to announced takeovers.   Cash levels may be temporarily higher than normal until we find suitable replacement investments.   Electronic technology and consumer durables lagged in the period.

Deals, deals, deals!   According to the Wall Street Journal, first quarter transactions totaled $1.1  trillion worldwide, up 27%, and domestic deals grew 32% to $439 billion.   The number and dollar value of transactions have expanded for five years and the growth rate appears to be accelerating.   We do not know when this deal rush will end, but frenzies usually spike before they fall.   The Nikkei in 1989, and the Nasdaq in 2000 had similar profiles.   We move closer to the end of this cycle with each spectacular deal announcement; today it was a $20 billion bid from Kohlberg Kravis Roberts (KKR) for First Data at over 13 times enterprise value-to-earnings before interest, taxes, depreciation and amortization (EV/EBITDA).

Although the mergers and acquisitions market feels like a bubble today, we remember how long it took the technology stock bubble to burst in the late 1990s.   Valuations that were extreme became absurd, and the game lasted at least two years longer than we ever thought possible.   Having just read that deflation is back in Japan, and noting that the Two-Year Japanese Treasury is priced to yield .835% (decimal to the left of the eight), the carry-trade that fuels this mania appears to be going strong.

Debt is dirt cheap in Japan, and nearly everywhere there is enormous liquidity that, in the words of the managing director of one of the largest private equity firms in the world, “…has enabled us to do transactions that were previously unimaginable.” In a memorandum to all of this firm’s investment professionals, he goes on to say, “Frankly, there is so much liquidity in the world financial system that lenders (even our lenders) are making very risky credit decisions.” He adds, “…most investors in most asset classes are not being paid for the risk being taken.” While he states that the liquidity period could last another 12-24 months, he concedes, “And I know that the longer it lasts, the worse it will be when it ends.”

One can feel his discomfort as he instructs his troops on how to structure deals in this environment.   But honestly, what you have here is a titan of the private equity universe more or less admitting that the situation today is tantamount to a game of musical chairs.   He knows the game and knows it will end badly, but can’t quite bring himself to quit early.   At least the parting advice to his people included the phrase, “be careful.”

Another topic currently receiving airtime is the sub-prime mortgage debacle.   Our letters foreshadowed problems in the housing market for more than a year.   There is a certain amount of guttural satisfaction in seeing risky stocks get slammed, however, nobody is immune if the sub-prime problems are the first sequence in a nasty credit cycle or “financial contagion.” We have alerted our clients repeatedly about the vast, rapidly-growing and difficult-to-grasp derivative market that could buckle under certain circumstances, but as long as the economy remains reasonably healthy -- especially with respect to employment -- the sub-prime issue is unlikely to spread.   The real negative housing story begins with higher unemployment, and that is not visible at this point.

As a reminder, it is our practice with our letters following the March and September quarters to make a few brief comments before highlighting a number of investments, while our letters following the quarters ending June and December discuss the economy and the stock market in greater detail.

Cabot Microelectronics Corporation

Description
Cabot Micro is the leading supplier of slurries used in the manufacture of advanced integrated semiconductors, in a process called chemical mechanical planarization, or CMP.   CMP polishes surfaces, enabling integrated circuit (IC) device manufacturers to produce smaller, faster, and more complex IC devices with fewer defects.

Good Business

  CMP is a difficult process that is becoming even more challenging.   Cabot Micro has the people, technology, scale, facilities, and financial resources that position it to help its customers meet these challenges.   The company has a 40-45% share of the CMP slurry market.
  CMP slurries are consumable items, so there is a recurring nature to the sale.
  The CMP slurry market is undergoing a shakeout because the technology is increasingly fragmenting, which, in combination with highly specified customer process designs, means that only the largest, most well capitalized and committed companies will win.   Consolidation will likely stabilize pricing and margins, and thus result in improved returns on incremental invested capital.
  The company has a net cash balance of $155 million, or $6.51 per share.

Valuation

  The stock has declined nearly 70% from its peak in February 2001, and has significantly under-performed the market indices over the last few years.   Sentiment is negative.
  The enterprise value-to-sales multiple of 1.81 is one standard deviation below the 2-year average, and not far from 1.56, its lowest recorded multiple.   Recent private market transactions lend support to the stock.
  The stock traded higher than 2.5x sales as recently as the January-April 2006 time frame.   As the competitive market stabilizes, the stock could very well regain this multiple.
  On a calendar 2007 earnings per share (EPS) basis, the price-to-earnings (P/E) multiple is 18.5, backing out the net cash and the associated interest income.

Management

  The senior executives are young, have solid pedigrees, have all been appointed to their respective positions within the last three to four years, and are taking the right steps to position the company for future growth.
  Bill Noglows, 48, has been Chairman, President, and Chief Executive Officer since 2003.   He is one of the primary founders of Cabot Micro and was responsible for identifying and encouraging the development of the CMP application.
  Bill Johnson, 49, has been Chief Financial Officer since 2003.   Prior to joining Cabot Micro, he served as CFO for Budget Group, and spent 16 years at BP Amoco in various senior finance and management positions.
  Adam Weisman, 44, was appointed Vice President, Operations in 2004.   He previously held various engineering and senior operations management positions with General Electric.
  Research & Development chief Cliff Spiro, 52, has served in this role since 2003.   He previously held R&D management and senior technology positions at General Electric.

Investment Thesis
The market is undergoing a shakeout that could last for a few years.   Unlike most technology companies with short and unpredictable product cycles, Cabot Micro is more of a materials and services company.   They have good people, products and strategy, and a dynamite balance sheet.   Earnings should grow 10-15% per year over the next five years, and the stock is attractively priced.

Watsco, Inc.

Description
Watsco is the largest distributor of heating, ventilation and air conditioning (HVAC) products in the United States.   The company has 380 locations in 32 states.   Watsco primarily distributes residential air conditioning (A/C) products to over 40,000 contractors.   Equipment accounts for one-half of total revenue, with the remainder derived from parts and supplies.

Good Business

  Watsco provides the products to repair or replace HVAC systems at a scale greater than anyone else.   The company maintains a close relationship with, and a strong service commitment to its customers.   Watsco is the dominant player with a 7% share of the fragmented market, and is positioned to take share from smaller, less-capitalized competitors who are unable to commit the resources necessary to serve the contractor market.
  Approximately 75% of Watsco’s sales to the residential market are replacement in nature.   A/C is a necessity, particularly in the Sunbelt, which accounts for roughly 90% of revenue.   Systems are replaced more often in the Sunbelt relative to other parts of the country due to wear and tear and coastal corrosion.
  The return on invested capital (ROIC) has doubled over the last five years to the current 16% as improved margins helped drive net operating profit faster than the growth in invested capital.   The Sunbelt is benefiting from favorable demographic and migration trends.   The operating margin is targeted to improve to 9% from the current 7.5%, driven in part by the company’s private label and direct sourcing programs.   The business has minimal capital expenditure requirements, typically less than 0.5% of sales.
  This is an easy business to understand.
  Debt-to-capital is 7.2%, and net of cash, declines to 1.1%.

Valuation

  The stock is off more than 30% from its 52-week high amid near-term concern about tough comparisons following the transition to 13 SEER (an efficiency regulation), and the company’s exposure to new construction, which accounts for 25% of revenue and 10% of gross profit for the residential portion of the business (85% of total company sales).
  The stock trades roughly in line with its long-term average P/E ratio, despite being more profitable and more dominant than it has been historically.
  The multiple is in line with transactions over the past two years, and at a discount to other niche distributors.
  On an enterprise value-to-trailing sales basis the multiple is 0.78.   Although slightly above the 5-year average, the profitability of the business has improved.   The trailing EBIT margin is 7.5% compared to the 5-year average of 5.3%.
  The company has an above-average yield of 2.6%.

Management

  Founder Albert Nahmad, 65, leads Watsco.   He has served as Chairman, President, and Chief Executive Officer since December 1973.   Although Nahmad has voting control over the company (this is a dual-class stock), he owns a 15% economic interest.
  Nahmad should be given credit for his decision earlier this decade to rationalize the business structure following the rapid rollup phase in the mid-to-late 1990s, which involved the closure of underperforming branches and consolidation of subsidiaries.   The company has also been disciplined on the mergers and acquisitions (M&A) front.
  Barry Logan, 43, has served as Senior Vice President since November 2003, and Secretary since 1997.   He previously served as Watsco’s Chief Financial Officer from 1997 to October 2003.
  Ana Menendez, 41, has served as Chief Financial Officer since November 2003, and as Treasurer since 1998.

Investment Thesis
The stock has come under pressure due to transitory factors.   There are 120 million installed central cooling and heating units, all of which will eventually wear out, providing a growing and substantial replacement market.   The company has a durable business franchise and a bright growth outlook over the next five years.   The valuation does not reflect this expectation.

Thank you for your support of Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1996-03/31/2007
Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1997	29.30	28.36	22.36	142	3.63	$698.8	$1,063.0	65.74%
1998	-4.63	-5.35	-2.55	138	2.53	$557.5	$1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$478.2	$943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$483.7	$1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$587.2	$1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$649.7	$1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$1,206.9	$2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$1,486.6	$3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$1,605.8	$3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$1,606.8	$3,589.4	44.77%
Q1 2007**	5.66	5.49	1.95	157	0.33	$1,693.3	$3,856.4	43.91%

*Benchmark: Russell 2000 Index®

** Returns are subject to reconciliation and verification.
Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 12/31/2006. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.8 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December; 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000			0.90%
$25,000,001-$50,000,000			0.85%
$50,000,001-$100,000,000			0.75%
$100,000,001 and above			0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks.
FMI uses the Russell 2000 Index® as its primary index comparison.

       FundInvestor

FMI Large Cap Joins the Focused 10

The FundInvestor Focused 10 | Reginald Laing

We're adding FMI Large Cap FMIHX to the Focused 10 and dropping Touchstone Sands Capital Select Growth PTSGX. The Touchstone fund closed some sales channels to new no-load investors as of Feb. 1, 2007, and we want to keep the Focused 10 limited to open funds.

FMI Large Cap has a strong five-year track record. From its Jan. 1, 2002, inception through March 30, 2007, the fund has returned 70.4% compared with 35.9% for the S&P 500 Index and 33.5% for the average large-blend fund. Equally impressive is the consistency of that performance. In each of the five full calendar years since the fund's inception it has produced top-quartile performance. In addition, managers Ted Kellner and Pat English have a solid 15-year track record at mid-blend FMI Common Stock FMIMX. There they have produced modestly above-average returns with below-average volatility.

We also like the fact that the fund's modest asset base provides plenty of maneuverability. Fiduciary Management, the investment advisor that runs FMI Large Cap and its institutional clone, has $4.1 billion under management; and that figure includes assets invested in a closed small- to- mid-cap portfolio that doesn't overlap with this one.

FMI Large Cap FMIHX

Top 10 Holdings	Sector	P/E	% Net Assets
Berkshire Hathaway, Inc.		15.12	7.31
Time Warner, Inc.		16.36	6.58
Accenture, Ltd.		23.33	6.10
Wal-Mart Stores, Inc.		17.17	5.46
Tyco International, Ltd.		16.45	4.92

Willis Group Holdings, Ltd.		13.99	4.75
Bank of New York Company, Inc.		21.15	4.62
Cardinal Health, Inc.		22.85	4.40
TJX Companies		15.79	4.25
Sprint Nextel Corporation		29.57	4.23

Portfolio Holdings as of 12-31-06.

FMI Large Cap's nimble size is an important consideration, because (like the Touchstone fund) it will delve into mid-caps, and it's even more concentrated than the Touchstone fund-the former holds roughly 20 stocks, versus 25 to 30 for the latter. FMI's relatively small asset base means the fund's purchases and sales are less likely to adversely affect the price of the underlying stocks.

The FMI fund also fits the Focused 10 mold in that it plies a low-turnover strategy. Over calendar years 2004 through 2006, portfolio turnover averaged 36% (versus 74% for the average large-blend fund), which means the typical holding stayed in the portfolio for about three years. Apart from the tax advantages of not trading a lot (and thereby avoiding capital gains tax), the low portfolio turnover here means the fund won't run up big trading costs.

What's more, low turnover fits nicely with the managers' opportunistic strategy. The five-member team, led by English and Kellner, looks for stocks trading at discounts to what it considers their intrinsic value (based on cash-flow analysis and absolute and relative valuation). That often means buying companies when the market takes a dim view of their prospects. And holding these firms, sometimes over many years, gives their respective managements time to resolve whatever adversity is weighing on their stock prices.

Top-five holding Time Warner TWX is one such company. It was added to the portfolio in November 2004, when its stock price was weighed down by its disastrous acquisition of AOL and market fears over declining advertising revenue. Kellner and English are unfazed by the migration of ad dollars away from Time Warner's more-traditional media outlets toward the Internet, arguing ad sales are a trickle compared with the company's subscription revenue. And they like the company's historically cheap valuation relative to the cash flow it generates.

As Kellner and English are willing to wait for management teams to turn around struggling companies, they want to be certain those managers are capable of fixing whatever problems the firms face. For example, the fund holds industrial conglomerate Tyco TYC in part because the managers believe in the strength of its management. They bought the stock at the beginning of 2006, when it was trading well below its historical highs, due to disappointing earnings and the taint arising from the previous CEO's misdeeds. FMI believed that a new management team, consisting of CEO Ed Breen and CFO Chris Coughlin would turn things around. In fact, Breen and Coughlin have restructured the comany's debt and returned money to investors through share repurchases and a dividend. More than that, though, they plan to break the firm into three distrinct companies, thereby bringing a rational structure to each of the stand-alone companies and (they think) unlocking shareholder value. The stock has gained only modestly since it was added to the portfolio, and (as of the end of 2006) it remains a top holding.

The FundInvestor Focused 10
		Manager Name	5-Yr Total	5-Yr Cat	# of	Turn-	Expense
Fund Name	Category	(Tenure Years)	Return%	Rank%	Holdings	over%	Ratio	Top Three Holdings
Ariel Appreciation CAAPX	Mid-Cap Blend	Rogers Jr./Sauer (4.5)	7.3	88	32	25	1.16	Accenture, Pitney Bowes. Inc., Carnival Corp.
Clipper CFIMX	Large Blend	Davis/Feinberg (1.3)	4.9	76	20	63	0.62	AIG, Conoco Phillips, Tyco International
FMI Large Cap FMIHX	Large Blend	Kellner/English (5.3)	10.7	4	20	29	1.00	Berkshire Hathaway, Time Wnr, Accenture
Fairholme FAIRX	Mid-Cap Blend	Management Team (7.2)	14.8	6	21	20	1.00	Berkshire Hathaway, Echostar, Cndn Nat Res
Harbor Large Cap Value HAVLX	Large Value	Jeff Shaw (5.5)	6	88	35	31	0.68	AIG, CVS, TimeWarner
Jensen JENSX	Large Growth	Management Team (14.2)	3.3	51	25	10	0.85	Omnicom, Stryker, McGraw-Hill
Mairs & Power Growth MPGFX	Large Blend	Frels/Henneman (7.4)	8.4	14	44	4	0.69	Wells Fargo, Medtronic, Emerson Elec.
Matrix Advisors Value MAVFX	Large Blend	David A. Katz (10.8)	6.5	33	31	28	0.99	MedImmune, Dollar General, First Data
Neuberger Ber Fasciano NBFSX	Small Growth	Michael Fasciano (18.4)	6	68	79	39	1.20	Tetra Tech., Bucyrus Intl., Wintrust Financial
Oakmark Select I OAKLX	Large Value	Nygren/Berghoef (10.4)	71	26	20	22	0.99	Wa Mu, Yum Brands, McDonald’s

Data through March 30, 2007.

We shine the spotlight on 10 funds from the FundInvestor 500 that follow a focused, low-turnover strategy.

Kellner and English are shareholder-friendly managers themselves. Kellner has invested more than $1 million of his own money in this fund, which clearly aligns his interests with those of other fundholders. Also, the fund's 1% expense ratio is reasonable, especially given a still-modest $365 million asset base.

We're also fans of Kellner and English's letters to shareholders, which stand out for being detailed, lucidly written, and candid-both about the fund's risks and about what went right and wrong in the recent quarter. For instance, in its third-quarter 2006 commentary, management explained its thesis for Sprint Nextel S, the portfolio's worst performing stock for that quarter-and one that's languished since. The managers point to the problems the company has faced related to integrating Sprint with Nextel. But they go on to mention that these same problems-which they view as near-term and solvable-were what allowed them to buy the stock at valuation multiples well below the S&P 500's average. More than anything, the shareholder letters demonstrate how thoroughly the managers know the companies in the fund. You can see the letters for yourself at the firm's Web site: http://www.fmifunds.com.

Such deep knowledge of the individual holdings is heartening, given the stock-specific risk this focused fund courts. And despite holding only 20 stocks, this fund has been even less volatile than its typical peer in the large-blend category (as measured by trailing five-year standard deviation). One reason is that the fund is fairly diversified by sector. The moderate volatility says something about this management team's sensible approach, value discipline, and stock-picking acumen.

The fund has a low minimum investment of $1,000 and is available in most No Transaction Fee platforms including Schwab and Fidelity.
Contact Reginald Laing at reginald.laing@morninsgtar.com

FMI Large Cap FMIHX

Analyst Report     Morningstar's Take     02-02-07

by Kerry O’Boyle

FMI Large Cap is a largely undiscovered gem.

After ﬁve straight years of top-quartile returns, this offering hasn't garnered the attention it deserves. Although its assets have tripled in the past year, at roughly $355 million the fund remains a tiny player among the giants in the large-blend category. A value-oriented, bottom-up stock-picking fund, management has delivered stunning returns with low volatility compared with its peers using a compact portfolio of only 20 stocks. In 2006, picks like consulting ﬁrm Accenture ACN and retailer TJX Companies TJX led to a nearly 17% gain for the year.

Managers Ted Kellner and Pat English head a five-person investment committee that emphasizes downside protection. They seek to buy stocks at discounts to their intrinsic-value estimates that also are trading for less than historical valuations. But more importantly, they're long-term investors who look for unique, yet understandable businesses that can generate recurring revenues and high returns on invested capital. English also demands shareholder-friendly management teams that shun growth-only acquisition strategies and egregious compensation packages, remaining instead focused on proﬁtability. While recent pick Sprint Nextel S, added to the portfolio in May 2006, has continued to struggle, the team's long-term focus has led them to add to its position.

Investors need to understand, however, that the fund's concentrated portfolio can be risky. A few picks gone awry could cause it to lag as severely as it has outperformed. In addition, the fund's value leanings and a double-digit stake in foreign stocks have given it a bit of a tail wind over other rivals in recent years.

Still, we think this is a solid offering. Although this fund is relatively young, Kellner and English have more than two decades of experience running FMI Common Stock FMIMX using a similar strategy and applying it to small- and mid-cap stocks. We think Large Cap is well worth considering.

Kerry O'Boyle is a fund analyst with Morningstar.com.

Year	Total Return (%)	+⁄–Category
YTD	2.37	0.73
2006	16.68	2.51
2005	9.12	3.10
2004	17.52	7.09
2003	31.55	3.61
Data through 01-31-2007

Morningstar Rating

Kudos

Strong record since inception.

Below-average volatility.

Risks

The fund is likely to lag its peers during growth-led rallies.

Concentrated portfolio adds to potential risk.

Strategy

The fund's management team invests in large-cap companies that have durable business models with recurring revenues and strong returns on invested capital. It measures valuation relative to historical metrics such as price/earnings, price/cash ﬂow, and price/sales, as well as its assessment of the ﬁrm's intrinsic value. The team also favors companies with strong management teams focused on increasing shareholder value and focused on proﬁtability over growth. Because management takes a long-term investment approach, turnover is lower than its typical large-blend peer's.

Management

A ﬁve-person investment policy committee headed by Ted Kellner, CEO of Fiduciary Management Inc., and Patrick English, head of equity research, make all of the investment decisions here. Kellner and English have been in charge since the fund's December 2001 inception and also lead the successful team at sibling FMI Common Stock FMIMX.

Inside Scoop

This young fund invests with a long-term outlook in thoroughly researched large-cap companies trading below what management considers their intrinsic value.

Role in Portfolio

Despite its concentrated portfolio, the fund's cautious stock-picking style and focus on steady large-cap stocks make it suitable as a core offering.

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended March 31, 2007 were: 14.14%, 10.68%, and 10.69%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384–4000.